

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

December 23, 2005

Ronald L. Marsiglio
President and Chief Executive Officer
Benthos, Inc.
49 Edgerton Drive
North Falmouth, Massachusetts 02556

   **Re: Benthos, Inc.**
     **PRE R 14A filed December 23, 2005**
     **File No. 000-29024**

Dear Mr. Marsiglio:

  We have completed our review of your preliminary proxy statement and related filings and have no further comments at this time.

        Sincerely,

        Pamela A. Long
        Assistant Director

Cc: John T. Lynch
   Davis Malm D'Agostine, P.C.
   One Boston Place
   Boston, MA 02108